UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 LANDACORP, INC.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                   514756 10 5
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                                 (CUSIP Number)

                                November 2, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule  is  filed:
         [ ] Rule  13d-1(b)
         [X] Rule  13d-1(c)
         [ ] Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 514756 10 5                       13G             Page 2 of 5 Pages

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(1)     Names of Reporting Persons          Michael S. Miele
        I.R.S. Identification Nos.
        Of Above Persons (entities only)
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ____                            (b) ____
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization         New Jersey
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Number of Shares Beneficially Owned by Each      (5) Sole Voting
      Reporting Person With                           Power        1,388,165* **
                                                 (6) Shared Voting
                                                      Power            --
                                                 (7) Sole Dispositive
                                                      Power        1,282,477*
                                                 (8) Shared Dispositive
                                                      Power           105,688**
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,388,165* **
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(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)   [   ]
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(11)    Percent of Class Represented by Amount in Row (9)              9.1* **
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(12)     Type of Reporting Person (See Instructions):                    IN
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* Includes  331,290 shares of common stock,  par value $0.001 per share ("Common
Stock"), of Landacorp, Inc. issuable upon the exercise of options exercisable within 60 days of November 2, 2000.

** 105,688 shares of Common Stock are held pursuant to the terms of an Escrow Agreement as to which Mr. Miele has sole voting and shared dispositive power..


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CUSIP NO. 514756 10 5                 13G                      Page 3 of 5 Pages



Item 1(a) Name of Issuer                   Landacorp, Inc.
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Item 1(b) Address of Issuer's Principal Executive Offices: 4151 Ashford Dunwoody
          Road, Suite 505, Atlanta, Georgia 30319
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Item 2(a)  Name of Person Filing              Michael S. Miele
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Item 2(b)  Address of Principal Business Office or, if none, Residence  51  Park
           Street, Montclair, New Jersey 07042
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Item 2(c)  Citizenship                      New Jersey
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Item 2(d)  Title of Class of Securities     Common Stock,  par  value $0.001 per
           share
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Item 2(e)  CUSIP No.                        514756 10 5
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Item 3. If this  statement  is filed  pursuant toss.240.13d-1(b) or 240.13d-2(b)
        or (c),  check  whether the person filing is a

        (a) [  ] Broker or dealer registered under Section 15 of the Act;

        (b) [  ] Bank as defined in Section 3(a)(6) of the Act;

        (c) [  ] Insurance company as defined in Section 3(a)(19) of the Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

        (e) [  ] An  investment adviser in accordance withss.240.13d-1(b)(1)(ii)
                 (E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Sections 240.13d-1(b)(1)(ii)(F);

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CUSIP NO. 514756 10 5                       13G                Page 4 of 5 Pages

        (g) [ ] A parent holding company or control person in accordance with Sections 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [  ] A church   plan that is  excluded  from  the  definition  of an
                 investment company under Section 3(c)(14) of the Investment Company Act of 1940;

        (j) [  ] group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:

              1,388,165*  **

         (b)  Percent of Class:

              9.1*  **

         (c)  Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote   1,388,165* **
                                                           --------------

             (ii) shared power to vote or to direct the vote      --
                                                               ----------

            (iii) sole power to dispose or to direct the disposition of
                                                                  1,282,477*
                                                                  -----------

             (iv) shared power to dispose or to direct the disposition of
                                                                   105,688**
                                                                   ---------

* Includes 331,290 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of November 2, 2000.

** 105,688 shares of Common Stock are held pursuant to an Escrow Agreement as to which Mr. Miele has sole voting and shared dispositive power.


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CUSIP NO. 514756 10 5                    13G                   Page 5 of 5 Pages


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2000                    /s/ Michael S. Miele
                                            ------------------------------
                                            Michael S. Miele


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).